YOBI CAPITAL FUND CORPORATION
Portal Building, Suite 310
9201 University Boulevard
Charlotte, NC 28223

September 28, 2016

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4720
Washington DC 20549
Attn: Erin Martin, Special Counsel

Re:	Yobi Capital Fund Corporation
Amendment No. 4 to Offering Statement on Form 1-A
Filed September 8, 2016
File No. 024-10549

Dear Ms. Martin:

We have revised our letter dated September 26, 2016 in response to your letter dated September 23, 2016 and have prepared the following responses to your comments.

General

1. We note that you continue to have publicly available information online at http://yobifund.com/Errors/Index.  From this website, a reader appears to be able to navigate through various pages of your website and may access a variety of materials and information regarding your business and potential offering, including, but not limited to, a company pitch video, potential return information, the ability to purchase your shares for $0.95 and a discussion of kinetic pricing.  Please explain to us in detail how this publicly available information comports with your obligations under the federal securities laws.

RESPONSE: Thank you for bringing this matter to our attention; we have looked into the matter. Unless the home page crashed straightaway and produced an error, http://yobifund.com/Errors/Index should not have been accessible by the general public without first accessing the password-protected site. We did perform a database upgrade within the past two weeks and, during this upgrade, the home page did generate an error, but only for a very short while, until the upgrade was completed. This problem has since been resolved.

We tried to reproduce how http://yobifund.com/Errors/Index could be accessed by the general public without first accessing the password-protected site and we were not able to reproduce this scenario. As of the date of this response letter, all websites controlled by the Company that contain the content in question, including the one you mention above, have been disabled and should not be accessible to the public.  We have attempted access of these sites through both desktop and mobile web browsers and confirm that such access is unavailable. However, to avoid a potential risk of general public access on an error condition, we have decommissioned both yobifund.com and yobidemo.com again and they will not go live until the Offering Circular has been qualified.

2. We note your responses to comment 1 in our letter dated August 2, 2016 and comment 3 in our letter dated May 13, 2016 as well as the existence of various public websites, such as www.yobifund.com, www.yobidemo.com and the website noted in comment 1 above, that publicly disseminate information about the company and offering.  Please comply with Rule 255(d), which requires that if solicitation of interest materials are used after the public filing of the offering statement and such solicitation of interest materials contain information that is inaccurate or inadequate in any material respect, then revised solicitation of interest materials must be redistributed in a substantially similar manner as such materials were originally distributed.

RESPONSE: Thank you for reminding us of our obligations under Rule 255(d). We only intend to promote our website and Offering upon official qualification from the SEC. Nevertheless, to the extent that the material referenced above that has been disclosed on the Company’s websites may be deemed by the Commission to implicate Rule 255, the Company commits to conform with such Rule.  To that end, the Company has filed the following language on a new website, www.yobidisclosures.com:

“NOTICE TO POTENTIAL INVESTORS AND TO THE PUBLIC

Yobi Capital Fund Corporation (the “Company”) has filed a Regulation A Offering Statement with the Securities and Exchange Commission (the “SEC”) in which it hopes to qualify for sale to the public certain securities of the Company (the “Offering”). The Company’s Offering materials, including its Preliminary Offering Circular, have not yet been qualified by the SEC.

Previously, the Company published inaccurate or inadequate information regarding the Offering to the websites www.yobifund.com and www.yobidemo.com. In accordance with Rule 255(d) of Regulation A promulgated under the Securities Act of 1933, as amended, the Company notifies any person or group that previously viewed those websites or made inquiries about the Offering that they may have received inaccurate or inadequate information regarding the Company or the Offering. Please disregard any information previously received.

The Company’s most recent Preliminary Offering Circular can be viewed at the following link: https://www.sec.gov/Archives/edgar/data/1658083/000121465916013618/partiiandpartiii.htm.”

Our intention is to be fully compliant with your concerns and to ensure that any potential investors that viewed our previous websites are able to see our current Offering Circular as filed on Edgar via the link on the new website. We also have all traffic from the decommissioned www.yobifund.com and www.yobidemo.com websites redirected to the new www.yobidisclosures.com website in an effort to notify any person that is affirmatively searching for those sites. Upon qualification of the Company’s Offering Circular, the redirection will terminate, but the new www.yobidisclosures.com website will remain active for as long as the SEC deems appropriate.

Please let us know as soon as practicable if these actions satisfy your concerns under Rule 255(d).

3. We note that on http://yobifund.com/Investments/BrowseInvestments, you appear to be conducting an offering called the “Yobi Stock Incentive Referral Program.”  Please explain to us how you intend to conduct this offering under the federal securities laws and revise your offering statement to describe the Yobi Stock Incentive Referral Program in detail.

RESPONSE: The Company has never formally enacted any sort of “referral program.” As we mentioned in previous correspondence, many of the pages and information contained on our test websites were for the testing of layout and functionality purposes only and did not contain accurate information. After discussions internally and with counsel, we have determined not to enact any referral program.  There was information related to this program on the Company’s website based on earlier considerations.  However, we assure the Commission that (i) all Company controlled websites have been decommissioned and are currently inaccessible by the public and (ii) the Company has decided to pursue this offering and future operations without the referral program you mention above.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Yobi Capital Fund Corporation

/s/ Emanuel Harrington
Chief Executive Officer